Filed Pursuant to Rule 433
Registration No.: 333-142343
Martin Marietta Materials, Inc.
Pricing Term Sheet for Floating Rate Senior Notes
$225,000,000
April 25, 2007

Issuer:	Martin Marietta Materials, Inc.
Principal Amount:	$225,000,000
Security Type:	Floating Rate Senior Note
Maturity:	April 30, 2010
Coupon:	3 Month LIBOR plus .15%
Price to Public:	100%
Interest Payment and Reset Dates:	January 30, April 30, July 30 and October 30, commencing July 30, 2007
Day Count Convention:	Actual/360
Trade Date:	April 25, 2007
Settlement Date:	April 30, 2007 (T+3)
Net Proceeds Before Expenses:	$224,212,500
Denominations:	$2,000 x $1,000
Anticipated Ratings:	Baa1/BBB+
Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC Citigroup Global Markets Inc.
Co-Managers:	Wachovia Capital Markets, LLC BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Wells Fargo Securities, LLC
A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling collect 1-212-834-4533 or by calling toll free 1-800-294-1322 or 1-877-858-5407.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.